Exhibit (a)(5)(B)

Star Mountain Lower Middle-Market Capital Corp.
140 E. 45th Street
New York, New York 10017
(646) 787-0300

[•], 2026

[Stockholder Name]

Re: Star Mountain Lower Middle-Market Capital Corp.
Tender Acceptance Notice

Dear Stockholder:

Star Mountain Lower Middle-Market Capital Corp. (the “Company”) confirms below the final details of your tender of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), on the terms and conditions set out in the Company’s Offer to Purchase (the “Offer to Purchase”).

Offer to Purchase Dated	August 31, 2026
Tender Valuation Date	September 30, 2026
Accepted Tender Shares	[•] Class [•] Shares
Net Asset Value as of Tender Valuation Date	$[•]
Final Payment Date	[•]
Accepted Tender Amount	$[•]

Please refer to the Offer to Purchase for additional important information. If you have any questions regarding this confirmation, please contact the Company.

Sincerely,

Star Mountain Fund Management LLC

The Advisor